UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Nuveen New York AMT-Free Quality Municipal Income Fund

(Name of Issuer)

Common Shares

(Title of Class of Securities)

670656107

(CUSIP Number)

Daniel L. Lippincott, President and Chief Investment Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail

Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
BakerHostetler
45 Rockfeller Plaza
New York, New York 10111
(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

__________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670656107	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Karpus Management Inc. d/b/a Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,841,605.27 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 18,186,605.27 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,186,605.27 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.85%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 670656107	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the shares of Common Stock of Nuveen New York AMT-Free Quality Municipal Income Fund ("Shares"), a Massachusetts corporation (the "Issuer"). The address of the principal executive offices of the Issuer is c/o Nuveen, 333 West Wacker Drive, Chicago, Illinois 60606-1952.

Item 2.	Identity and Background.

(a)	This statement is filed by: Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.

Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this filing relates are owned directly by the Accounts managed by Karpus.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the knowledge Karpus, except as otherwise disclosed on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)	The address of the principal office of Karpus is 183 Sully's Trail, Pittsford, New York 14534.

(c)	The principal business of Karpus is serving as a registered investment adviser that provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trust, and others.

(d)	Neither Karpus, nor to the knowledge of Karpus, any person listed on Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Karpus, nor to the knowledge of Karpus, any person listed on Schedule A has, during the last five years, been party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Karpus is organized under the laws of the State of New York.

CUSIP No. 670656107	13D	Page 4 of 6 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus an independent registered investment advisor, has accumulated 18,186,605.27 Shares on behalf of accounts managed by Karpus (the “Accounts”) under limited powers of attorney. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 18,186,605.27 Shares beneficially owned by Karpus is approximately $198,027,646.84, excluding brokerage commissions. The Shares purchased by Karpus with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted herein.

Item 4.	Purpose of Transaction.

Karpus purchased the Shares through the Accounts for investment purposes in the ordinary course of business.

Karpus intends to review its investment in the Issuer on an ongoing basis. Depending upon overall market conditions, other investment opportunities available to them, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, Karpus may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Karpus may deem advisable.

Karpus may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning its investment in the Common Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, performance, management, capitalization, trading of the Common Shares at a discount to the Issuer’s net asset value and strategic plans and matters relating to the open or closed end nature of the Issuer and timing of any potential liquidation of the Issuer. Karpus may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the open or closed end nature of the Issuer or timing of any potential liquidation of the Issuer, or propose or engage in one or more other actions set forth herein.

Karpus has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the close of business on November 6, 2023 Karpus beneficially owned an aggregate of 18,186,605.27 Shares held in the Accounts, which represents approximately 20.85% of the 87,235,304 Shares reported as outstanding as of August 31, 2023 on the Form N-CSR filed by the Issuer for the semi-annual period ended August 31, 2023.

(b)	1. Sole power to vote or direct vote: 17,841,605.27
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,186,605.27
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus through the Accounts during the past sixty (60) days are set forth in Schedule B and incorporated herein by reference.

(d)	No person other than the reporting person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 670656107	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 7, 2023

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
Name: Daniel L. Lippincott
Title: President and Chief Investment Officer

CUSIP No. 670656107	13D	Page 6 of 6 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	150 Shares
Thomas Michael Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel Lee Lippincott	President and Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	4,300 Shares
Brett David Gardner	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	1,275 Shares
Jodi Lee Hedberg	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffin	Director	17 East Market Street, West Chester, Pennsylvania 19382	800 Shares
Carlos Manuel Yuste	Director	17 East Market Street, West Chester, Pennsylvania 19382	0 Shares

SCHEDULE B

Transactions in the Shares in the past 60 days.

Nature of the Transaction	Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	28,457	$9.80	9/8/2023
Purchase of Common Stock	198,050	$9.78	9/11/2023
Purchase of Common Stock	52,381	$9.75	9/12/2023
Purchase of Common Stock	38,425	$9.75	9/13/2023
Purchase of Common Stock	54,111	$9.74	9/14/2023
Purchase of Common Stock	118,092	$9.74	9/15/2023
Purchase of Common Stock	4,705	$9.74	9/18/2023
Purchase of Common Stock	21,307	$9.71	9/19/2023
Purchase of Common Stock	14,788	$9.76	9/20/2023
Purchase of Common Stock	5,300	$9.70	9/21/2023
Purchase of Common Stock	112,880	$9.72	9/22/2023
Purchase of Common Stock	174,430	$9.61	9/25/2023
Purchase of Common Stock	88,091	$9.49	9/26/2023
Purchase of Common Stock	107,280	$9.49	9/27/2023
Purchase of Common Stock	13,400	$9.41	9/28/2023
Purchase of Common Stock	50,601	$9.43	9/29/2023
Purchase of Common Stock	47,455	$9.45	10/2/2023
Purchase of Common Stock	272	$9.46	10/3/2023
Purchase of Common Stock	25,000	$9.39	10/5/2023
Purchase of Common Stock	49,950	$9.31	10/6/2023
Purchase of Common Stock	22,387	$9.35	10/9/2023
Purchase of Common Stock	17,662	$9.39	10/10/2023
Purchase of Common Stock	446,712	$9.49	10/11/2023
Purchase of Common Stock	179,148	$9.48	10/12/2023
Purchase of Common Stock	29,323	$9.44	10/16/2023
Purchase of Common Stock	74,522	$9.33	10/17/2023
Purchase of Common Stock	49,326	$9.28	10/18/2023
Purchase of Common Stock	71,605	$9.28	10/19/2023
Purchase of Common Stock	51,062	$9.18	10/20/2023
Sale of Common Stock	(19,143)	$9.17	10/23/2023
Purchase of Common Stock	44,707	$9.02	10/25/2023
Purchase of Common Stock	3,000	$8.97	10/26/2023
Sale of Common Stock	(4,325)	$9.03	10/27/2023
Sale of Common Stock	(4,038)	$9.16	10/30/2023
Purchase of Common Stock	14,584	$9.03	10/31/2023
Purchase of Common Stock	1,756	$9.10	11/1/2023
Purchase of Common Stock	25,278	$9.27	11/2/2023
Sale of Common Stock	(73,660)	$9.46	11/3/2023
Purchase of Common Stock	57,355	$9.39	11/6/2023